Exhibit 10.48
May 26, 2011
Mr. Dean Robinson
717 Tremont Street
N. Dighton, MA 02763
Dear Dean:
I am pleased to offer you the following position with Sassy, Inc. (“Sassy”), a wholly-owned subsidiary of Kid Brands, Inc. (the “Company”, and together with each subsidiary of the Company, the “Employer Group”). Your employment with Sassy will include the following:
1. RESPONSIBILITIES. Effective June 6, 2011, you will serve as President of Sassy. You will report principally to Rick Schaub — President of LaJobi, Inc. (“LaJobi”), along with dotted line reporting to the CEO of Kid Brands. Your responsibilities and reporting structure may evolve over time, and your responsibilities may also include activities on behalf of the Employer Group, which responsibilities shall be determined in consultation with the CEO and Board of Directors of the Company and you. You shall devote substantially all of your business time, effort and energies to the business of Sassy and/or the Employer Group, as provided above.
2. BASE COMPENSATION. Your base salary, effective upon the commencement of your employment, will be at an annual rate of $225,000 and will be payable bi-weekly in accordance with Sassy’s normal payroll practices.
3. INCENTIVE COMPENSATION. You shall be eligible to participate in the Company’s Incentive Compensation (“IC”) program. For 2011, your IC Factor (as defined in the IC program), shall be 40%, with the opportunity to earn as much as 60% of your earned base salary. Payment of the IC bonus (or portion thereof) is predicated upon meeting both objective and subjective performance standards established for the applicable year, which will be established annually by the Compensation Committee of the Board of Directors of the Company, in consultation with the CEO of the Company and you. The objective portion of the 2011 IC program is likely to be based largely on achievement of Sassy’s 2011 budgeted EBITDA. In order to receive the IC bonus (or any portion thereof), you must be actively employed by the Employer Group at the time of the payment (typically following receipt of audited results for the relevant fiscal year). The IC Bonus for 2011 will be pro-rated for the portion of the year in which you served as Sassy’s President.

4. STOCK OPTIONS. As of the close of business on the fifth (5th) business day following the commencement of your employment, you shall be granted the following equity awards: (i) 20,000 stock appreciation rights (SARs) at fair market value on the date of grant; and (ii) 5,000 restricted stock units (RSUs), with each such equity award becoming exercisable ratably over a five-year period. Each such award shall terminate ten years from the date of grant. You will also be considered for additional grants of equity at a level commensurate with your position, although all possible future grants of equity awards shall be at the sole discretion of the Compensation Committee of the Board of Directors of the Company.
5. BENEFITS. (a) You shall be eligible to participate in all Sassy’s 401(k), life insurance, hospitalization, major medical and other employee benefit plans, and their successor and/or replacement plans that are generally provided to all other officers of Sassy (to the extent that they continue to be offered to eligible employees). You shall also be eligible for any new or enhanced employee benefit plans generally provided to all other officers of Sassy that are approved by the Compensation Committee of the Company in the future.
(b) Sassy further agrees to reimburse you for reasonable temporary housing and coach class transportation expenses associated with your required business travel to Kentwood, Michigan for a period of up to twelve (12) months, as required. In addition, in the event that Sassy requests that you relocate the principal executive office to any location within the United States, you agree to accept such relocation and, in connection therewith, Sassy and you will determine an appropriate and commercially reasonable relocation package, which shall not include reimbursement for expenses incurred in connection with the sale or purchase or real estate.
(c) For a period of up to three (3) months from the effective date of your employment, the Company will reimburse you for documented expenses paid by you to continue your prior healthcare coverage under the Consolidated Omnibus Budget Reconciliation Act (COBRA) in an amount up to the amount of such COBRA coverage less the amount that you would have contributed under a comparable Sassy healthcare insurance policy.
6. VACATION. You will be eligible for three weeks paid vacation per year in accordance with Sassy’s policies in effect from time to time. You will also continue to be entitled to the paid holidays and other paid leave set forth in Sassy’s policies in effect from time to time.
7. EXPENSES. In addition, during the term hereof, you shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by you in accordance with the policies, practices and procedures of Sassy or the Employer Group in effect generally with respect to officers of Sassy, which shall include the requirement that you submit paid receipts or other documentation acceptable to Sassy and as required by the Internal Revenue Service to qualify as ordinary and necessary business expenses under the Internal Revenue Code of 1986, as amended. All business travel expenses reimbursable pursuant to paragraph 5(b) or otherwise shall be either pre-approved by the CEO of the Company or the President of LaJobi, or shall be consistent with a pre-approved travel plan.

8. SEVERANCE. In the event that you are terminated from Sassy for reason other than cause or other than your own voluntary resignation, you will be eligible to receive severance in accordance with the Company’s severance policy for Domestic Vice Presidents (and above), a copy of which is attached hereto as Exhibit A (the “VP Policy”). References in the VP Policy to (i) “Company” shall be read as references to “Sassy”, (ii) “the New York metropolitan area” shall be read as references to the United States until your initial relocation on behalf of Sassy, and shall thereafter be read as references to the area located within an approximate one hour driving distance from your principal place of employment immediately following such initial relocation, and (iii) “the Change-in-Control Severance Plan” shall be disregarded, as such plan has been terminated. “Cause” shall be defined as (A) refusal or repeated failure by you to perform your duties as an employee of Sassy, which is not fully remedied (to the extent reasonably possible to be remedied) within 15 days after Sassy gives you notice thereof; (B) gross negligence or willful misconduct by you in connection with your employment by Sassy; (C) misappropriation or fraud with regard to Sassy, the Employer Group or its assets; or (D) conviction of, or the pleading of guilty or nolo contendere to, a felony or, to the extent involving the assets or business of Sassy or the Employer Group, a misdemeanor or other criminal offense.
9. TERM. Employment with Sassy is “at will” and nothing contained herein shall be construed to represent a specific term or guarantee of continuing employment, nor limit in any way the right of Sassy to terminate or modify your employment, with or without Cause; provided, that the provisions of paragraph 8 above shall survive any termination of employment.
10. CONFIDENTIALITY. You shall, during and after your employment by Sassy and except in connection with performing services on behalf of (or for the benefit of) Sassy or any member of the Employer Group, keep secret and retain in the strictest confidence all confidential, proprietary and non-public matters, tangible or intangible, of or related to Sassy or the Employer Group, and their respective stockholders, subsidiaries, affiliates, successors, assigns, officers, directors, attorneys, fiduciaries, representatives, employees, licensees and agents including, without limitation, trade secrets, business strategies and operations, customer lists, supplier lists, customer and supplier information, manufacturers, financial information, personnel information, legal advice and counsel obtained from counsel, information regarding litigation, actual, pending or threatened, research and development, identities and habits of employees and agents and business relationships, and shall not disclose them to any person, entity or any federal, state or local agency or authority, except as may be required by law. Notwithstanding the foregoing, nothing in this Agreement or elsewhere shall prohibit you from making any statement or disclosure: (i) to the extent required by law; (ii) to the extent required by subpoena or other legal process (upon receipt of which you shall immediately give Sassy and the Company written notice thereof in order to afford the same an opportunity to contest such disclosure); (iii) with Sassy’s or the Employer Group’s prior written consent; or (iv) in confidence to an attorney for the purpose of obtaining legal advice. Upon termination of your employment with Sassy, you shall return to Sassy or another member of the Employer Group, as the case may be, all confidential, proprietary and non-public materials, and any other property of Sassy or the Employer Group, in your possession.

11. NON-COMPETE; NONSOLICITATION. You agree that during your employment by Sassy and for a period thereafter equal to the period during which an employee with your tenure with the Company would be eligible to receive any severance payments hereunder (the “Post-Employment Period”), you shall not, directly or indirectly, engage or be interested in (as owner, partner, stockholder, employee, director, officer, agent, fiduciary, consultant or otherwise), with or without compensation, any business whose products or activities compete in whole or in part with the products or activities of any member of the Employer Group anywhere within the United States or in any other jurisdiction in which any member of the Employer Group offers products for sale, provided, however, that you may purchase or otherwise acquire up to (but not more than) two percent of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934. You also agree that for a period of one year following the termination of your employment, you shall not, directly or indirectly, solicit the employment or retention of (or attempt, directly or indirectly, to solicit the employment or retention of or participate in or arrange the solicitation of the employment or retention of), or accept if offered with or without solicitation the services of, any person who is to your knowledge then employed or retained by any member of the Employer Group. You acknowledge and agree that the scope described in this paragraph 11 is necessary and reasonable in order to protect the Employer Group in the conduct of its business.
12. NONDISPARAGEMENT. You shall, after your employment with Sassy has terminated, refrain from any action that could reasonably be expected to harm the reputation or goodwill of Sassy or any member of the Employer Group and any shareholder holding more than 5% of any such member’s voting securities, including, without limitation, making derogatory comments about the character or ability of any directors, officers, employees, shareholders, agents or representatives of any member of the Employer Group. Each member of the Employer Group shall, after your employment with Sassy has terminated, refrain from any action that could reasonably be expected to harm your reputation, including, without limitation, making derogatory comments about your character or ability.
13. INVENTIONS. You recognize and agree that all inventions, conceptions, patents, copyrights, copyright designs, trade secrets, trademarks, processes, discoveries, improvements, enhancements, software, source code, catalogues, prints, business applications and other developments or improvements and all other intellectual property and proprietary rights and any derivative work based thereon (the “Inventions”) made, conceived or completed by you, alone or with others, during the term of your employment, whether or not during working hours, that are within the scope of Sassy or the Employer Group’s business operations or that relate to any of Sassy or the Employer Group’s work or projects are the sole and exclusive property of Sassy or the Employer Group. You further agree that: (i) you will promptly disclose all Inventions (which pursuant to this paragraph 13 are the sole and exclusive property of Sassy) to Sassy and hereby assign to Sassy all present and future rights you have or may have in those Inventions, including without limitation those relating to patent, copyright, trademark or trade secrets; and (ii) all Inventions eligible under the copyright laws are “work made for hire.” At the request of Sassy and at Sassy’s sole cost and expense, you will do all things deemed by Sassy to be reasonably necessary to perfect title to the Inventions in Sassy or another member of the Employer Group and to assist in obtaining for Sassy or such other member of the Employer Group such patents, copyrights or other protection as may be provided under law and desired by Sassy, including but not limited to executing and signing any and all relevant applications, assignments or other instruments. Notwithstanding the foregoing, Sassy hereby notifies you that the provisions of this paragraph 13 shall not apply to any Inventions for which no equipment, supplies, facility or trade secret information of Sassy or the Employer Group was used and which were developed entirely on your own time, unless (a) the Invention relates (I) to the business of Sassy or the Employer Group, or (II) to actual or demonstrably anticipated research or development of Sassy or the Employer Group, or (b) the Invention results from any work performed by you for Sassy or the Employer Group.

14. REMEDY FOR BREACH AND MODIFICATION. You acknowledge that the provisions of this Agreement are reasonable and necessary for the protection of Sassy and the Employer Group and that Sassy and the Employer Group may be irreparably damaged if these provisions are not specifically enforced. Accordingly, you agree that, in addition to any other relief or remedies available to Sassy or the Employer Group, Sassy or the Employer Group shall be entitled to seek appropriate temporary, preliminary and permanent injunctive or other equitable relief for the purposes of restraining you from any actual or threatened breach of or otherwise enforcing these provisions and no bond or security will be required in connection therewith. In addition, notwithstanding any provision in this Agreement to the contrary, if you breach any of the provisions of paragraphs 10, 11, 12 or 13 of this Agreement at any time and such breach is either (x) willful and not inconsequential or (y) in a material respect and not cured promptly after notice from Sassy or the Employer Group, you shall not thereafter be entitled to any payments or benefits under this Agreement or any severance program.
15. SEVERABILITY. If any provision of this Agreement is deemed invalid or unenforceable, such provision shall be deemed modified and limited to the extent necessary to make it valid and enforceable.
16. CONFLICTS. The execution and delivery of this Agreement by you does not conflict with, or result in a breach of or constitute a default under, any agreement or contract, whether oral or written, to which you are a party or by which you may be bound. In addition, you have informed Sassy of, and provided Sassy with copies of, any non-competition, confidentiality, work-for-hire or similar agreements to which you are subject or bound.
17. ARBITRATION. Any claim or dispute arising out of or relating to this Agreement, or the breach, termination or validity of this Agreement, or your employment with Sassy or the termination thereof (a “Dispute”) shall be submitted for de novo review in arbitration in accordance with the procedures set forth in this paragraph 17. A party that wishes to initiate the arbitration of a Dispute (the “Initiating Party”) shall give notice of its demand for arbitration to the other party; that notice must include a description of the Dispute in reasonable detail and a specific description of the relief sought by the Initiating Party, including a proposed form of award by the arbitrator. Within fifteen (15) business days after that notice is given, the other party or parties (each, a “Responding Party”) shall give notice to the Initiating Party including a statement as to whether it wishes to submit to the arbitration a Dispute that varies from, or is in addition to, the Dispute described in the Initiating Party’s notice and a specific description of the relief sought by the Responding Party, including a proposed form of award by the arbitrator. If a Responding Party’s notice describes a Dispute that varies from, or is in addition to, the Dispute described in the Initiating Party’s notice, the Initiating Party may, by notice to the Responding Party within ten (10) business days after the Responding Party’s notice is given, modify the description of its requested relief, including the proposed form of award by the arbitrator, to take account of the Dispute as described in the Responding Party’s notice. The arbitration shall be conducted in Newark, New Jersey before a single arbitrator in accordance with the rules of the American Arbitration Association. Each party shall bear its own fees and expenses of arbitration hereunder, including the fees and expenses of its lawyers, representatives, and witnesses, and shall share equally with the other party all other costs of the arbitration, including the fees and expenses of the arbitrators. The arbitrator shall have the authority to award attorneys fees and costs to a party if the arbitrator determines that the positions asserted by the party against whom such attorneys fees and costs are awarded, lacked a reasonable basis.
Subject to paragraph 8 above, employment with Sassy is considered “at-will” and does not represent a specific guarantee, and Sassy reserves the right to change or modify these programs.
Dean, I want to welcome you to the Company and wish you much success in your new position.

Very truly yours,

/s/ Bruce G. Crain Bruce G. Crain
President and CEO
Kid Brands, Inc.

ACCEPTED AND AGREED:

/s/ Dean Robinson Dean Robinson

Date: May 26, 2011
cc:  Richard F. Schaub, Jr.

EXHIBIT A
Second Amended and Restated
Severance Policy for Domestic Vice Presidents (and Above)
of Kid Brands, Inc.
Effective December 22, 2008
The Company’s Severance Policy is amended and restated for domestic vice presidents (and above; collectively referred to herein as “VPs”) and is effective December 22, 2008, as follows (as so amended and restated, the “Severance Policy”):
VPs, if terminated by the Company without Cause, are eligible, based on tenure with the Company, for the following severance payment:
•	VPs with less than 1 year of service with the Company would receive 4 months of severance pay
•	VPs with at least 1 year of service but less than 2 years of service with the Company would receive 6 months of severance pay
•	VPs with at least 2 years of service but less than 6 years of service with the Company would receive 8 months of severance pay
•	VPs with at least 6 years of service but less than 10 years of service with the Company would receive 10 months of severance pay
•	VPs with 10 or more years of service with the Company would receive 12 months (i.e., one year) of severance pay
The severance is to be paid at the salary rate (base pay not including bonus(es) or commissions) in effect on the termination date. The severance will be paid over the course of the severance period in accordance with the Company’s normal pay schedule (not in a lump sum). Notwithstanding the foregoing, if all or any portion of the severance payments to be made to a VP hereunder (whether alone or in combination with payments from any other plan maintained by the Company) would, in the good faith opinion of the Company, subject the VP to the excise tax and/or interest provisions under Section 409(A) of the Internal Revenue Code of 1986, as amended, and any regulations or other guidance issued thereunder, or any successor similar provision, regulations or guidance (“Section 409A”) if paid in full within six months of the VP’s termination date, the Company shall reduce the amounts payable to such VP hereunder (and from any other plan required to be aggregated with this Severance Policy pursuant to Section 409A) to the maximum amount payable under Section 409A in such six-month period, and all remaining amounts otherwise payable to such VP shall be paid in a lump sum to such VP on the day which is 6 months and 1 day after the applicable termination date. During the severance period, the terminated VP is also entitled, to the extent permitted under the terms of any such plan, to remain on the Company’s (1) health and dental insurance plan (making the same payroll contribution as he/she made, on the date of termination, as an active employee), and (2) all other insurance plans for which he/she was eligible on the date of termination, provided that no reimbursement of such expenses will be made after the VP’s taxable year following the year in which such expense was incurred. In addition, for a period of 60 days, the terminated VP is entitled to use of the Company automobile (or payment of an automobile allowance) or reimbursement of certain automobile expenses, as the case may be, in accordance with the nature and type of automobile perk that the VP had in effect on the date of termination. If the terminated VP obtains gainful employment during his/her severance period, then the severance payments will be terminated effective on the date that he/she begins new employment (the “Cut-Off Date”), provided, however, that such terminated VP will remain entitled to any severance payments not made prior to the Cut-Off Date as a result of the applicability of Section 409A as described above.

Notwithstanding anything herein to the contrary, if in connection with any sale of any substantial line of business of the Company (a “Specified Transaction”): (x) a VP employed within such line of business is offered employment by the purchaser of such line of business (a “Purchaser”) which does not involve a material diminution in the VP’s position, status or authority and which is at an annual base salary level no less than, and with other compensation and benefits at least substantially equivalent in value to, in each case the levels applicable to such VP immediately prior to such sale (and no relocation outside of the New York metropolitan area is required of the VP in connection therewith), (y) such Purchaser either (1) shall have, expressly and unconditionally, assumed and agreed to perform the Company’s obligations under this Severance Policy in the same manner and to the same extent that the Company would be required to perform if no such Specified Transaction had taken place, or (2) maintains a severance policy in which such VP will participate that provides for each type of benefit provided under this Severance Policy at a level equal to or greater than the level provided under this Severance Policy to such VP under at least the circumstances under which such benefit is provided under this Severance Policy (an “Equivalent Policy”), and (z) such Purchaser agrees to maintain this Severance Policy or an Equivalent Policy for a period of at least two years after consummation of a Specified Transaction, no “termination” hereunder shall be deemed to have occurred, and no benefits shall be payable hereunder, whether or not such VP accepts such offered employment.
Notwithstanding anything herein to the contrary, in the event that a VP is terminated without Cause in connection with a Specified Transaction and is not offered employment as described in the preceding paragraph, the severance payments and benefits applicable to such terminated VP will be extended by an additional four months, up to a maximum severance period of twelve months.
As a condition to receiving the severance payment and benefits hereunder, the eligible terminated VP must sign and deliver to the Company the Company’s general form of Release Agreement.
The Company reserves the right to amend, in whole or in part, or terminate, this Severance Policy, provided that no amendment to this Severance Policy will become effective (as to a person covered thereby prior to such amendment) prior to the date that is six months from the date such amendment is approved by the Board of Directors or the Compensation Committee of the Board of Directors of the Company, and further provided that an amendment may become effective earlier if it will result in the avoidance of the excise tax and/or interest imposed under Section 409A without materially diminishing the economic benefit of this Severance Policy to a VP.

In the event that a VP is due payments and benefits under both this Severance Policy and the Company’s Change-in-Control Severance Plan, as amended from time to time (the “CIC Plan”), the VP shall receive the greater of the benefits and payments under the CIC and this Severance Policy, determined on an item-by-item basis. As used in this Severance Policy, “Cause” shall have the meaning assigned to it in the CIC Plan.
This Severance Policy supersedes any other agreement between the Company and a VP that provides for lesser benefits with respect to the type of termination covered hereby in effect on the effective date hereof or thereafter.